Exhibit 99.11

PRESS RELEASE

Airbus and TotalEnergies Sign a Strategic Partnership in
Sustainable Aviation Fuels

Paris, February 21, 2024 – Airbus and TotalEnergies have signed a strategic partnership to meet the challenges of aviation decarbonization with sustainable aviation fuels.

In line with the objective of achieving net carbon neutrality of aviation by 2050, this partnership aims to contribute to the reduction of the sector's CO2 emissions, in which Sustainable Aviation Fuels (SAF) play a key role. SAF supplied by TotalEnergies can reduce up to 90% CO2 emissions over lifecycle compared to their fossil fuel equivalent.

The partnership will cover two main areas:

▪	The supply by TotalEnergies of sustainable aviation fuels for more than half of Airbus’ needs in Europe.
▪	A research and innovation programme aimed at developing 100% sustainable fuels tailored to the design of current and future aircraft. The impact of the composition of sustainable aviation fuels on the reduction of CO2 emissions and non-CO2 effects, such as contrails, will also be studied.

Airbus and TotalEnergies confirm their common ambition to promote SAF technology and to strengthen their collaboration to decarbonize the aviation industry:

▪	TotalEnergies has been supplying the SAF used by Airbus for its aircraft deliveries in Toulouse since 2016.
▪	TotalEnergies also supplied the fuel for several first SAF flights with Airbus aircraft:
o	In May 2021, the 1st long-haul flight using French-produced SAF with an A350 between Paris and Montreal.
o	In November 2021, the first flight of a H225 helicopter, from the "Super Puma" family, using 100% SAF.
o	In March 2023, the first A321neo flight with 100% SAF.

Patrick Pouyanné, Chairman and CEO of TotalEnergies, said: "The development of sustainable aviation fuels is at the heart of our Company's transition strategy. We are happy to form a strategic alliance with Airbus to play our part in meeting the challenge of aviation decarbonization together. TotalEnergies has been working hard to respond to the sector’s new demand for a reduced carbon footprint. Our Company has set itself a target of 1.5 million tons of annual SAF production by 2030.”

Guillaume Faury, Airbus CEO, said: "Accelerating the deployment of sustainable aviation fuels is essential if we are to meet our targets for reducing carbon emissions from aviation by 2030. This partnership between Airbus and TotalEnergies demonstrates the willingness of aerospace manufacturers and major energy producers and suppliers to work together to meet this challenge. We are determined to meet our decarbonization targets and ensure that aviation can continue to play its valuable role for society in the future."

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TotalEnergies and Sustainable Aviation Fuels

TotalEnergies is developing Sustainable Aviation Fuels (SAF). These are biofuels produced from waste and residues from the circular economy (animal fats, used cooking oils, etc.) and "e-jets", synthetic fuels for aviation. These sustainable aviation fuels will significantly reduce CO2 emissions from air transport.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Contacts Airbus

Relations Médias : +33 (0) 613 193 727 | philippe.gmerek@airbus.com | @AirbusPRESS

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).